Exhibit 99.1

Notice Regarding UBIC’s Cessation of Issuance of New Shares (Third Round Allocation) through A Third-party Allocation of Shares and Withdrawal of Securities Registration Statement for the Third Issuance of Shares

TOKYO, Dec 10, 2014 (GLOBE NEWSWIRE) — At its meeting held on December 10, 2014, the Board of Directors of UBIC, Inc. (the “Company”) resolved to cease the third round allocation (the “Third Issuance of New Shares”) scheduled for December 26, 2014 as part of UBIC’s previously announced share issuance program through a third-party allocation of its shares to the London Branch of Deutsche Bank (the “Program”). The Program was resolved by the Board of Directors on August 28, 2014 and announced on the same day in UBIC’s press release entitled, “Notice of Conclusion of Basic Agreement on Acquisition of Shares through Third-party Allocation of Shares (“STEP 2014 Model” Straight-equity Issue Program) and Issue of New Shares and 10th Share Warrants Through A Third-party Allocation of Shares and Conclusion of Share Warrants Purchase Agreement (Additional Issuance Options)” (the “Press Release of Program”). The Company also withdrew a securities registration statement regarding the Third Issuance of New Shares that was filed with a Chief of the Kanto Local Financial Bureau.  Accordingly, the Company makes the following announcement.

Particulars

1.             Reasons for Cessation of the Third Issuance of New Shares

As mentioned in “Notice Regarding Cessation of Issuance of New Shares (Second Round Allocation) through A Third-party Allocation of Shares and Withdrawal of Securities Registration Statement for the Second Issuance of Shares announced on November 19, 2014 (the “Notice Regarding Cessation of Second Round Issuance of New Shares”), an average monthly turnover of UBIC common stock from September 17, 2014 to October 15, 2014 became 1,065,105 shares.  Accordingly, this situation fell under a provision regarding changes in the Unit of Allocation in the Program that triggers a temporary suspension in allocations in the Unit of Allocation if, during the subject period, the average monthly turnover of UBIC common stock falls below 1,069,778 shares.  The terms of the Program provide that if a temporary suspension in allocations occurs due to an insufficient average monthly turnover of UBIC’s common stock, allocations may only be resumed if the average monthly turnover reaches 2,139,557 shares or more. Since October 15, 2014, the average monthly turnover of UBIC common stock has not materially changed.  As such, the Third Issuance of New Shares is ceased.

One of the purposes of the Program is to raise the funds necessary for capital expenses, and mergers and acquisitions. However, at this time, the Company believes that it currently possesses sufficient funds to pursue its strategic goals without raising additional cash under the Program. UBIC also believes that the suspension of the Third Issuance of New Shares will not have a material impact on R&D expenses and other working capital needs.

Note:      Details of the terms and conditions for change in the Unit of Allocation

For further information, please refer to “I. Straight-equity issue program (“STEP 2014 Model”), 3. Summary of this Program, (5) Changes in units of allocation” of the Press Release of Program.

2.             Future outlook

The Program consists of up to four new issuances of 1,000,000 shares per issuance (as a general rule) of UBIC common stock and the concurrent issuance of share warrants by which 1,000,000 shares of UBIC common stock are able to be acquired.  The Company has not yet decided whether it will carry out the fourth allocation (scheduled board resolution date of allocation: February 18, 2015) at this stage.  Independently from the cessation of the Third Issuance of New Shares, the Company will determine whether to make the fourth allocations by resolutions of the Board of Directors, whose decisions will take into consideration the progress of any negotiations of future M&A projects, UBIC’s capital requirements and any other relevant factors.

As announced in the Notice Regarding Cessation of Second Round Issuance of New Shares, UBIC’s consolidated profit and profitability in Q1 and Q2 of this fiscal year improved compared with the last fiscal year.  Furthermore, the Company has proceeded with R&D activities based on our business plan.

As one of the results from R&D activities, in Q3 of this fiscal year, we obtained patents in Japan on “Preventive Profiling”, to which our original concept “Behavior Informatics” is embodied, and on “Active Knowledge Base”, which can develop a knowledge base by storing and analyzing data containing information and knowledge related to past cases.

In addition, in connection with an investigation supporting project that used our digital forensic tool “Lit i View XAMINER”, the investigation result report obtained a high rating from the Committee for Rating Third Party Committee Reports, which the Company believes resulted from our successful R&D activities.

(For your information)

Summary of the Third Issuance of New Shares resolved to be ceased.

1. New Shares issued	UBIC common stock

2. Number of shares issued	1,000,000 shares

3. Issue price	TBD (The issue price per share of new stock was planned to be 90% of the closing price of UBIC common stock on the Tokyo Stock Exchange on December 9, 2014.)

4. Total amount of issue price	TBD

5. Amount credited to equity	TBD

6. Deadline for application	December 26, 2014

7. Payment date	December 26, 2014

8. Delivery date of new shares	December 26, 2014

9. Planned purchaser and number of shares	London Branch of Deutsche Bank, 1,000,000 shares

10. Matters related to agreement on continued holding of New Shares etc.

No agreement has been concluded with the purchaser on the continued holding or depositing of New Shares allocated.

However, UBIC has obtained purchaser’s consent to report promptly to UBIC in writing information including name and address of the buyer(s), the number of shares sold, date of sale, price of sale, reason for sale, and method(s) of sale in the event it sells all or part of the New Shares allocated to it within two years since the effective date of the issuance of allocated shares (December 26, 2014).

11.  Each of the above items is conditional on the relevant notice taking effect pursuant to the Financial Instruments and Exchange Act.

This document has been translated from the original Japanese-language document for reference purposes only.  If there are any differences or discrepancies between the original Japanese-language document and this English translation, the original Japanese-language document shall supersede this English translation.

About UBIC

UBIC, Inc. (Nasdaq:UBIC) (TSE:2158) is a leading provider of e-discovery and digital forensic services for Asia and the world. UBIC has extensive experience working with electronically stored information composed in Chinese, Japanese and Korean (CJK) languages and utilizes that expertise for clients involved in cross-border litigation, corporate investigations, intellectual property disputes and much more. At the forefront of e-discovery innovation, UBIC’s proprietary Lit i View® platform is moving the industry from “fact discovery” to “future discovery” by allowing clients to analyze e-mail messages and digital communications found in big data to reveal patterns in human thought and behavior.

For more information about UBIC, contact usinfo@ubicna.com or visit http://www.ubicna.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the amount of data that UBIC expects to manage this year and the potential uses for UBIC’s new service in intellectual property-related litigation, contain forward-looking statements. UBIC may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about UBIC’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UBIC’s goals and strategies; UBIC’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, UBIC’s services; UBIC’s expectations regarding keeping and strengthening its relationships with customers; UBIC’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where UBIC provides solutions and services. Further information regarding these and other risks is included in UBIC’s reports filed with, or furnished to the Securities and Exchange Commission. UBIC does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and UBIC undertakes no duty to update such information, except as required under applicable law.

CONTACT: CEO and Chairman of the Board

Masahiro Morimoto

Address any inquiries to

Chief Financial Officer and Chief Administrative Officer

Masami Yaguchi

Tel. 81-3-5463-6344